DPW HOLDINGS, INC.

201 Shipyard Way, Suite E

Newport Beach, CA 92663

November 1, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Tom Jones

Staff Attorney

Re:	DPW Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed October 4, 2018

File No. 333-226301

Dear Mr. Jones:

DPW Holdings, Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 24, 2018 (the “Comment Letter”) relating to Amendment No. 1 to Registration Statement on Form S-3 (“Form S-3”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-3 (the “Amended S-3”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

About the Company, page 3

Comment No. 1. We note your response to prior comment 2. Expand your analysis as to whether the agreements are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K to address whether the following agreements are material to you: (1) the guarantee mentioned in the third paragraph on page 5; and (2) the agreements mentioned in the fifth, sixth and seventh paragraphs on page 7. Also, file or identify the filings with which you have included the agreements and guarantees you highlight in the fourth paragraph on page 6. Include in your response the applicable exhibit number, if any.

Response No. 1. We have filed each of the agreements noted as exhibits; please see Item 16 – Exhibits commencing on page II-2 of the Amended S-3.

Convertible Notes Issued to an Institutional Investor, page 5

Comment No. 2. Please tell us how you determined the number of shares to be registered for resale upon conversion of the May convertible note. In this regard, it appears from Exhibit A of the amended agreement filed as exhibit 10.1 to your Form 8-K filed on September 25, 2018 that a portion of the principal balance of the May convertible note has been repaid.

Response No. 2. On May 15, 2018, we entered into a securities purchase agreement with an institutional investor providing for the issuance of a Senior Secured Convertible Promissory Note with a principal face amount of $6,000,000 which was, subject to adjustment, convertible into a maximum of 8,000,000 shares of our common stock at $0.75 per share.

Pursuant to an amendment to the Convertible Note dated as of August 31, 2018, we reduced the conversion price to $0.40 from $0.75, resulting in the number of issuable shares underlying the Convertible Note increasing to a maximum of 15,000,000.

According to Exhibit A of Amendment No. 7 to the Agreement dated September 25, 2018, as of August 31, 2018, the balance of the principal amount of the Convertible Note was $5,030,932. As of October 25, 2018, the total outstanding balance of the Convertible Note, plus accrued and unpaid interest, is $5,617,874.11, which is convertible into up to 14,044,685 shares of common stock.

We have revised the Form S-3 to reflect the updated number of shares of common stock issuable under the Convertible Note to be registered; please see the Registration Fee table and the first paragraph in the Preliminary Prospectus of the Amended S-3.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Milton C. Ault, III Milton C. Ault, III Chief Executive Officer